GREEN LEAF INNOVATIONS, INC.

15800 Pines Blvd, Suite # 3200

Pembroke Pines, FL 33027

August 15, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:GREEN LEAF INNOVATIONS, INC.

Offering Statement on Form 1-A POS

File No. 024-11908

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, GREEN LEAF INNOVATIONS, INC., a Florida corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A POS (Reg. No. 024-11908), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2025 (accession number: 0001139020-25-000105).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ Roberto Mederos

Roberto Mederos

Principal Executive Officer